                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------
                                   FORM 10-SB
                              ---------------------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                              ---------------------


                    CHECKPOINT GENETICS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


                Nevada                           52-2265135
   -------------------------------           ----------------
   (State or other jurisdiction of           (I.R.S. Employer
    incorporation or organization)          Identification No.)



   4201 Wilshire Boulevard, Suite 525
        Los Angeles, California                   90010
----------------------------------------        ----------
(Address of principal executive offices)        (Zip code)


Issuer's telephone number: (323) 954-9808


Securities to be registered pursuant to Section 12(b) of the Act:
                                      none

Securities to be registered pursuant to Section 12(g) of the Act:


                               $.001 Common Stock
                                (Title of Class)



                         Page One of __ Pages
                  Exhibit Index is Located at Page __.


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                                TABLE OF CONTENTS


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PART I

Item 1.   Description of Business  . . . . . . . . . . . . .           3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .           4

Item 3.   Description of Property. . . . . . . . . . . . . .          14

Item 4.   Security Ownership of Certain
            Beneficial Owners and Management . . . . . . . .          14

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . .          15

Item 6.   Executive Compensation . . . . . . . . . . . . . .          17

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . .          17

Item 8.   Description of Securities. . . . . . . . . . . . .          17


PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . .          18

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .          21

Item 3.   Changes in and Disagreements with Accountants. . .          21

Item 4.   Recent Sales of Unregistered Securities. . . . . .          22

Item 5.   Indemnification of Directors and Officers. . . . .          24


PART F/S

          Financial Statements . . . . . . . . . . . . . . .          25


PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .          41

             Signatures. . . . . . . . . . . . . . . . . . .          42
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                                     PART I

Item 1. Description of Business


               Checkpoint Genetics Pharmaceuticals, Inc. (the "Company"), was organized on August 9, 1989 as Labco Pharmaceuticals Corporation under the laws of the state of Delaware.

               Pursuant to the agreement dated April 22, 1996, Labco Pharmaceuticals Corp. shareholders exchanged all of their outstanding shares of stock for 230,000 post split shares of stock of Parkside Industries, Inc., a publicly held Nevada Corporation.

               Pursuant to Articles of Merger of April 22, 1996, all of the issued and outstanding shares of stock held by the shareholders of Labco Pharmaceuticals, Inc. exchanged said stock for shares of stock of Parkside Industries, Inc., a Nevada corporation and, thereafter, Parkside Industries, Inc. changed its name to Labco Pharmaceuticals Corp. On August 23, 2000, Labco Pharmaceuticals Corp. changed its name to "Checkpoint Genetics Pharmaceuticals, Inc."

               Effective August 28, 2000, the Company issued 30,000,000 shares of common stock to the shareholders of Checkpoint Genetics Group, Inc. ("CGGI"), in exchange for their 100% interests in CGGI consisting of 15,000,000 common shares. Prior to the exchange, the Company had no substantial operations. CGGI is a wholly owned subsidiary of the Company. CGGI owns 55% of the issued and outstanding shares of Checkpoint Genetics, Inc. ("CGI"), an operating company organized on October 10, 1995 under the laws of the state of Philadelphia.

               CGI is engaged in the development of new drugs, primarily antioxidant prescription pharmaceuticals and nutritional supplements. The Company technology is based upon a pending U.S. and worldwide patent portfolio filed on February 9, 1999.

               CGI has 3,712,500 Class A Shares of Common Stock owned by Checkpoint Genetics Group, Inc. and 2,700,000 Class B Shares of Common Stock owned by Nathan Tzodikov.

               The Company's business and plan of operations is speculative in nature and is subject to risks since the Company is at an early stage of development. The Company's technologies are, in many cases, new and still under development. All of the Company's potential products are in an early stage of development and will require significant additional research and development efforts prior to any commercial use, including preclinical and clinical testing as well as regulatory clearance. There can be no assurance that the Company's research and development efforts will be successful, that any of its potential products will prove to be safe and efficacious in clinical trials or that any commercially successful products will ultimately be developed by the Company.

               The Company has experienced significant operating losses since its inception and expects to incur significant operating losses over at least the next few years. The development of the Company's technology and potential products will require a commitment of substantial funds to conduct these costly and time consuming activities. The potential products under development by the Company have never been manufactured on a commercial scale and there can be no assurance such products can be manufactured at a cost or in quantities necessary to make them commercially viable. The Company has no sales, marketing or distribution capability at this time.

               The foregoing risks reflect the Company's early stage of development and the nature of the Company's industry and products. Also, inherent in the Company's stage of development is a range of additional risks, including competition, uncertainties regarding protection of patents and proprietary rights, government regulation and uncertainties regarding pharmaceutical pricing and reimbursement.


Item 2. Plan of Operation

               The Company intends to develop nutritional and pharmaceutical products based upon the active ingredients contained in traditional Japanese diet, i.e., a marine diet high in seavegetables content. The Company believes that this cultural diet results in a lower incident of heart diseases than those diets which utilize less in seavegetables.


Product Lines - Generally

               The Company intends to concentrate its efforts to develop the VegOx(TM) product line, made from natural extracts of specific seavegetables as a nutritional supplement. The Company also develops RestenOx(TM), a potent analog of the active components in seavegetables, as a prescription pharmaceutical product that can preserve cardiovascular health regardless of personal lifestyle and diet.


VegOx(TM) Nutraceutical Product Line

               VegOx(TM) is a nutritional supplement product line currently under development. The products consist of oral capsule formulations derived from extracts of selected seavegetables. They are standardized extracts formulated with and without the added ingredient of marine oils (commonly known as omega-3 fatty acids). As nutritional supplements in oral capsules, the Company believes that they should be flavorless and appeal to a variety of personal tastes.

               The Company's products function "beyond cholesterol," preventing the deposition of plaque in the arteries. Cholesterol is a substance, similar to fat, found in the blood, muscles, liver, brain, and other body tissues involved in formation of hormones and biosalts and the transportation of fats in the bloodstream. Studies indicate that VegOx(TM) components inhibit the oxidation of "bad cholesterol" (also known as LDL). Informed consumers


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
will recognize that oxidative conversion of LDL into plaque is an important downstream process and independent of cholesterol blood levels. The ability to regulate the oxidative conversion of LDL into plaque suggests that people experiencing difficulty lowering their cholesterol levels should respond well to VegOx(TM) . The Company intends to price VegOx(TM) competitively with other nutritional supplements. A strong worldwide market for nutritional supplementation, with an emphasis on naturally derived principals, will justify international distribution.

               Cholesterol is an important normal body constituent used in the structure of cell membranes from a synthesis of bioacids and synthesis of steroid hormones. Since cholesterol is water insoluble, most cerium (that is, no cellular) cholesterol is carried by lipo proteins (chylomicrons, VLDL, LDL, and
HDL). The term "LDL" usually means LDL-cholesterol and "HDL" means HDL-cholesterol. Also the term "cholesterol" usually means total cholesterol (VLDL + LDL + HDL). Chylomicrons are lipo proteins that are present shortly after a meal but disappear within about two hours in "normal" individuals. Excess cholesterol in the blood has been correlated with cardiovascular disease. LDL is sometimes referred to as "bad" cholesterol, because elevated levels of LDL correlate most directly with coronary heart disease. HDL is sometimes referred to as "good" cholesterol since high levels of HDL are a negative risk factor for coronary heart disease. This is because one of the main functions of HDL is to take excess cholesterol to the liver for excretion in the bile. Actually, the best cholesterol-related parameters to measure as a risk factor for coronary heart disease is the LDL/HDL ratio.

RestenOx(TM)

               RestenOx(TM) is an oral formulation of the Company's lead clinical candidate, a small molecule drug consisting of CPG-603 as the active ingredient. The Company believes that RestenOx(TM) was shown to markedly reduce atherosclerosis in a rabbit model of this disease and offers potential for inhibition of the proliferation of smooth muscle cells. Atherosclerosis is a common disorder of the arteries. Fat, cholesterol, and other substances collect in the walls of arteries. Large accumulations are called atheromas or plaques. Eventually, the fatty tissue can erode the wall of the artery, diminish the elasticity (stretchiness) of the artery, and interfere with the blood flow. Clots may form around the plaque deposits, further interfering with blood flow. Atherosclerosis means hardening of the arteries. It accompanies arteriosclerosis and is not clearly separated from it. It involves deposits along the arteries, which often contain calcium. RestenOx(TM), currently under pre-clinical development as an oral pharmaceutical to prevent restenosis, offers unique oral treatment beyond that available with an injectable antibody. Restenosis is a complication of the coronary angioplasty procedures where an occluded artery is opened invasively only to re-close within six months of the procedure afflicting 40% of patients undergoing angioplasty. Injectable antibody treatments are indicated for acute administration only, missing the several month risk window for restenosis. The broader application of regular RestenOx(TM) administration may include a safe history established through successful use in restenosis prevention.

               RestenOx(TM) is known to quench hydroxyl radicals rapidly, with a measured reaction rate 10(9) mol(-1) s(-1), indicating that hydroxyl radical reactive oxygen species will be rendered harmless before they can migrate through a liquid medium. The company believes that RestenOx(TM):

               1)  Inhibits atherosclerosis in rabbits
               2)  Orally bioavailable


Research

               Clinical development of RestenOX(TM), an oral agent for restenosis prevention, has progressed through revenue support from nutraceutical products VegOX Heart Health(TM) and SeaVOX Maritime Menu(TM). The IND filing of RestenOX(TM) will be on time.

               Neuroprotection results using CPG-603 with oral administration further supports interest in the Company's stroke prevention. Bids for toxicology study and contracts for QC development clinical toxicity supplies as well as gene profiling analysis are underway.

               Detailed specifications for VegOX Heart Formula(TM) were developed that include individual contaminant analysis for Arsenic, Lead and general heavy metal contaminants as well as microbial contaminants early in November 2000. Simultaneous with work-in-progress for prototype capsule stability studies are consideration for capsule packaging wherein contractors have likewise been identified.

               Fund resources from the Company also enabled CGI to relocate to a state-of-the-art research facility located in West Chester, within Pennsylvania's biotechnology corridor. The new facility houses Administration, Marketing, Network Support, Cellular and Molecular Biology, and Analytical Sciences. The relocation involved the complete system installation supportive of the ongoing clinical stage development of the product lines. The new facility will allow CGI to expand its cardiovascular and neuroprotection research efforts.


Distribution

               The Company intends to enter into marketing agreements with existing companies who market pharmaceutical and nutritional products, such as health food stores, fresh food supermarkets and over-the-counter (OTC) outlets. As of the date hereof, no agreements have been entered into in connection with the distribution of any of its products.

               The Company has also initiated marketing awareness programs. It has participated in various trade events and conferences, enhanced the company's web site and secured four URL addresses for its key product lines: www.veg-ox.com, www.vegox.net, www.seavox.com, and www.restenox.com.


               Participation in trade events and conferences have presented many opportunities for future collaborations including that of potential pharmaceutical marketing partnerships worldwide and private labeling opportunities for the branding aspect. CGI also presented its licensing portfolio in a conference held in London last October 2000. CGI participated in the following trade missions:

        -       Pennsylvania Biotech Trade Mission in London and Brussels

        -       Biopartnering Europe 2000 meeting, October 2000

        -       Private Label Tradeshow in Chicago, November 2000

        -       Natural Products East Trade Event, Baltimore

        -       Natural Products Expo West, Dec. 2000

               CGI, the company's subsidiary, has also announced the formation of Tsunami Supplements Division to market nutritional supplement products exhibiting the benefits associated with a traditional Japanese diet.


               Tsunami Supplements, the marketing division of CGI launched the circulatory and heart health product line under the brand names VegOX Heart Health(TM) and SeaVOX Maritime Menu(TM). This launch is strategically timed to correspond with Tsunami Supplements' presentation at Natural Products Expo West, in Anaheim, Calif.


               VegOX Heart Health and SeaVOX Maritime Menu(TM) are patent-pending nutritional supplements offering the benefits of a traditional Japanese diet in convenient capsule form. These products are based upon sea vegetables, an important yet underappreciated component of a traditional Japanese diet, offering potent antioxidant properties. To complement these supplement products, Tsunami Select Green Tea is introduced to complete the line of natural products. Tsunami Supplement products moderate the effects of a harsh environment on the body's cardiovascular system.


               VegOX Heart Formula is an extract of selected sea vegetables, naturally harvested rather than cultivated, and formulated in vegetable capsules. It is 100% vegetarian and contains no genetically modified organisms
(GMOs). With potent antioxidant properties, VegOX Heart Formula protects the conversion of cholesterol into artery-clogging plaque.


               SeaVOX Maritime Menu, the other newly launched Tsunami Supplements product, offers the benefits of a complete marine diet. It is formulated from a blend of sea vegetable extract and Omega-3 fatty acids. The Omega-3 fatty acids (DHA and EPA) in fish oil are well-recognized for their cardiovascular benefits. SeaVOX Maritime Menu, containing a sea vegetable extract, inhibits the conversion of cholesterol into plaque. By offering the combination formula with Omega-3 fatty acids, the full complement of a marine diet is condensed into daily nutritional capsules.


               Natural Products Expo West was selected as the launch venue for Tsunami Supplements' product line because it is the preeminent event for the nutritional supplement market, gathering independent retailers in Anaheim for three days. The Expo is complete with a comprehensive educational program, sponsored activities and an international marketplace, all scheduled around exhibitor displays offering an excellent opportunity for new product introductions.


Manufacturing


               The Company does not intend to manufacture its products for the North America market at the outset, but will instead utilize contract manufacturers that have been approved by the various regulatory agencies.


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(See "Regulatory Environment."). For the balance of the worldwide markets, the
Company may seek to sublicense or enter into joint ventures or strategic partnerships with major consumer product companies or other third parties on either an exclusive or non-exclusive basis. Manufacturing arrangements in these markets are likely to be reflected in any agreements establishing such relationships and may place primary manufacturing responsibilities on others.

Regulatory Environment

               The manufacturing, processing, formulating, packaging, labeling and advertising of the products the Company sells are or may be subject to regulation by the Food & Drug Administration which administers the Federal Food, Drug, & Cosmetics Act along with relevant regulation thereto. Regulated products include herbal remedies, natural health remedies, functional foods and nutraceuticals.

               The manufacturing, processing, formulating, packaging, labeling and advertising of the products the Company sells may also be subject to regulation by one or more U.S. federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities also may be regulated by various agencies of the states, localities and foreign countries in which consumers reside.

               The Food and Drug Administration, in particular, regulates the formulation, manufacture, labeling and distribution of foods, including dietary supplements, cosmetics and over-the-counter of homeopathic drugs. Under the Federal Food, Drug, and Cosmetic Act, the Food and Drug Administration may undertake enforcement actions against companies marketing unapproved drugs, or adulterated or misbranded products. The remedies available to the Food and Drug Administration include: criminal prosecution; an injunction to stop the sale of a Company's products; seizure of products; adverse publicity; and voluntary recalls and labeling changes.

               Food and Drug Administration regulations require that certain informational labeling be presented in a prescribed manner on all foods, drugs, dietary supplements and cosmetics. Specifically, the Food, Drug, and Cosmetic Act requires that food, including dietary supplements, drugs and cosmetics, not be misbranded. A product may be deemed an unapproved drug and misbranded if it bears improper claims or improper labeling. The Food and Drug Administration has indicated that promotional statements made about dietary supplements on a Company's website may constitute labeling for purposes of compliance with the provisions of the Food, Drug, and Cosmetic Act. A manufacturer or distributor of dietary supplements must notify the Food and Drug Administration when it markets a product with labeling claims that the product has an effect on the structure or function of the body. Noncompliance with the Food, Drug, and Cosmetic Act, and recently enacted amendments to that Act discussed below, could result in enforcement action by the Food and Drug Administration.

               The Food, Drug, and Cosmetic Act has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 and the Dietary Supplement Health and Education Act of 1994. The Dietary Supplement Health and Education Act created a new statutory framework governing the definition, regulation and labeling of dietary supplements. With respect to definition, the Dietary Supplement Health and Education Act created a new class of dietary supplements, consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under the Dietary Supplement Health and Education Act, dietary ingredients that were on the market before October 15, 1994 may be sold without Food and Drug Administration pre-approval and without notifying the Food and Drug Administration. In contrast, a new dietary ingredient, i.e., one not on the market before October 15, 1994, requires proof that it has been used as an article of food without being chemically altered or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. Retailers, in addition to dietary supplement manufacturers, are responsible for ensuring that the products they market for sale comply with these regulations. Noncompliance could result in enforcement action by the Food and Drug Administration, an injunction prohibiting the sale of products deemed to be non compliant, the seizure of such products and criminal prosecution.

               The Food and Drug Administration has indicated that claims or statements made on a company's website about dietary supplements may constitute labeling and thus be subject to regulation by the Food and Drug Administration. With respect to labeling, the Dietary Supplement Health and Education Act amends, for dietary supplements, the Nutrition Labeling and Education Act by providing that statements of nutritional support, also referred to as structure/function claims, may be used in dietary supplement labeling without Food and Drug Administration pre-approval, provided certain requirements are met. These statements may describe how particular dietary ingredients affect the structure or function of the body, or the mechanism of action by which a dietary ingredient may affect body structure or function, but may not state a drug claim, i.e., a claim that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease. A company making a statement of nutritional support must possess substantiating evidence for the statement, disclose on the label that the Food and Drug Administration has not reviewed the statement and that the product is not intended for use for a disease and notify the Food and Drug Administration of the statement within 30 days after its initial use. It is possible that the statements presented in connection with product descriptions on the Company site may be determined by the Food and Drug Administration to be drug claims rather than acceptable statements of nutritional support. In addition, some of the Company suppliers may incorporate objectionable statements directly in their product names or on their products labels, or otherwise fail to comply with applicable manufacturing, labeling and registration requirements for over-the-counter or homeopathic drugs or dietary supplements. As a result, the Company may have to remove objectionable statements or products from its site or modify these statements, or product names or labels, in order to comply with Food and Drug Administration regulations. Such changes could interfere with the Company marketing or products and could cause us to incur significant additional expenses.

               In addition, the Dietary Supplement Health and Education Act allows the dissemination of third party literature in connection with the sale of dietary supplements to consumers at retail if the publication meets statutory requirements. Under the Dietary Supplement Health and Education Act, third party literature may be distributed if, among other things, it is not false or misleading, no particular manufacturer or brand of dietary supplement is promoted, a balanced view of available scientific information on the subject matter is presented and there is physical separation from dietary supplements in stores. The extent to which this provision may be used by online retailers is not yet clear, and the Company cannot assure you that all pieces of third party literature that my be disseminated in connection with the products the Company offers for sale will be determined to be lawful by the Food and Drug Administration. Any such failure could render the involved product an unapproved drug or a misbranded product, potentially subjecting us to enforcement action by the Food and Drug Administration, and could require the removal of the non-compliant literature from the Company's website or the modification of the Company selling methods, interfering with the Company continued marketing of that product and causing us to incur significant additional expenses. Given the fact that the Dietary Supplement Health and Education Act was enacted only five years ago, the Food and Drug Administrations regulatory policy and enforcement positions on certain aspects of the new law are still evolving. Moreover, ongoing and future litigation between dietary supplement companies and the Food and Drug Administration will likely further refine the legal interpretations of the Dietary Supplement Health and Education Act. As a result, the regulatory status of certain types of dietary supplement products, as well as the nature and extent of permissible claims will remain unclear for the foreseeable future. Two areas in particular that pose potential regulatory risk are the limits on claims implying some benefit or relationship with a disease or related condition and the application of the physical separation requirement for third party literature as applied to Internet sales.

               In addition to the regulatory scheme under the Food, Drug and Cosmetic Act, the advertising and promotion of dietary supplements, foods, over-the-counter drugs and cosmetics is subject to scrutiny by the Federal Trade Commission. The Federal Trade Commission Act prohibits unfair or deceptive advertising or marketing practices, and the Federal Trade Commission has pursued numerous food and dietary supplement manufacturers and retailers for deceptive advertising or failure to substantiate promotional claims, including, in many instances, claims made via the Internet. The Federal Trade Commission has the power to seek administrative or judicial relief prohibiting a wide variety of claims, to enjoin future advertising, to seek redress or restitution payments and to seek a consent order and seek monetary penalties for the violation of a consent order. In general, existing laws and regulations apply fully to transactions and other activity on the Internet. The Federal Trade Commission is in the process of reviewing its policies regarding the applicability of its rules and its consumer protection guides to the Internet and other electronic media. The Federal Trade Commission has already undertaken a new monitoring and enforcement initiative, Operation Cure-All, targeting allegedly bogus health claims for products and treatments offered for sale on the Internet. Many states impose their own labeling or safety requirements that differ from or add to existing federal requirements.


               The Company cannot predict the nature of any future state or Federal laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. Although the regulation of dietary supplements is less restrictive than that of drugs and food additives, the Company cannot assure you that the current statutory scheme and regulations applicable to dietary supplements will


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
remain less restrictive. Further, the Company cannot assure you that, under existing laws and regulations, or if more stringent statutes are enacted, regulations are promulgated or enforcement policies are adopted, it is or will be in compliance with these existing or new statutes, regulations or enforcement policies without incurring material expenses or adjusting its business strategy. Any laws, regulations, enforcement policies, interpretations or applications applicable to the Company business could require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling or scientific substantiation.


Patents

        It is the policy of the Company to file patent applications in the United States and foreign jurisdictions. CPG-603, RestenOx(TM) and a family of Checkpoint Genetics compounds are the subject of U.S. and worldwide patent applications disclosing pharmaceutical compositions as well as treatment by the Company's family of antioxidant compounds. The president and CEO of CGI, Dr. Nathan Tzodikov, was the inventor of the technology and assigned all rights to CGI. CGI's overall patent strategy has been developed in conjunction with the patent firm of Akin, Gump, Strauss, Hauer and Feld, LLP.

        CGI currently has United States and international patent applications pending. No assurance can be given that the CGI's patent applications will be approved or that any issued patents will provide competitive advantages for the Company's technologies or will not be challenged or circumvented by competitors. With respect to any patents which may issue from the CGI's applications, there can be no assurance that claims allowed will be sufficient to protect the Company's technologies. Patent applications in the United States are maintained in secrecy until a patent issues, and CGI cannot be certain that others have not filed patent applications for technology covered by CGI's pending applications or that CGI was the first to file patent applications for such technology. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds or processes that may block CGI's patent rights or compete without infringing the patent rights of the Company. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide proprietary protection or commercial advantage to the Company.

        The Company, through its subsidiary CGI, also relies on trade secrets and proprietary know-how which it seeks to protect, in part, through confidentiality agreements with employees, consultants, collaborative partners and others. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. Although potential collaborative partners and CGI's research partners and consultants are not given access to proprietary trade secrets and know-how until they have executed confidentiality agreements, these agreements may be breached by the other party thereto or may otherwise be of limited effectiveness or enforceability.


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
Trademarks

        The Company has filed applications in the United States Patent and Trademark Office to register following marks: RestenOX, VegOX, and SeaVOX. These applications for registration are still pending. In connection with the Company's Internet web site, the Company has registered with Network Solutions, Inc. the internet domain name www.ckpt-genetics.com. Also, CGI has registered the internet domain names www.vegox.com, www.vegox.net, www.seavox.com, and www.restenox.com, as well as www.cpgen.com for its corporate website.


Proprietary Information

               Much of the Company's technology is dependent upon the knowledge, experience and skills of key scientific and technical personnel. To protect the Company's rights to its proprietary technology, the Company's policy requires all employees and consultants to execute confidentiality agreements that prohibit the disclosure of confidential information to anyone outside the Company. These agreements also require disclosure and assignment to the Company of discoveries and inventions made by such persons while devoted to Company activities.


                                  RISK FACTORS


Market Subject to Rapid Technological Change; Dependence on New Products.

               The pharmaceutical market is characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. Our success depends on the advantages of our technology and our ability to formulate in a timely manner, utilizing our technology, improved pharmaceutical products capable of being commercialized by us or our collaborating partners.

Competition.

               The pharmaceutical industry is highly competitive and we will compete with pharmaceutical companies that have financial, technical and marketing resources significantly greater than ours. A significant amount of pharmaceutical research is also being conducted at universities and other not-for-profit research organizations. Accordingly, technologies and products superior to or competitive with ours may be developed, resulting in our technology and potential products becoming obsolete or non-competitive.

Early Stage of Development; Working Capital Deficit; Limited Revenues; Limited Operating History.

               The Company is at an early stage of development and is subject to all the business risks associated with a new enterprise, including constraints on financial and personnel resources, lack of established credit facilities and collaborative partnering relationships, and uncertainties regarding product development and future revenues.

No Assurance of Successful Product Development.

               CGI's pharmaceutical research and development program is at an early stage and substantial additional research and development will be necessary for its RestenOX product, will require clinical testing, regulatory approval and substantial additional investment prior to commercialization. There can be no assurance that any such product will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs, be eligible for third-party reimbursement from governmental or private insurers, be successfully marketed or achieve market acceptance.

No Assurance of FDA Approval; Government Regulation.

               There is no assurance that any pharmaceutical product developed by CGI will receive FDA approval and/or comply with United States or foreign governmental regulations.

No Manufacturing, Marketing or Sales Capabilities.

               CGI has no internal manufacturing, marketing or sales resources and does not intend to acquire or establish its own dedicated manufacturing facilities in the foreseeable future. Rather, its manufacturing strategy is to utilize the facilities of collaborative partners or to develop manufacturing relationships with established contract manufacturers to manufacture any products developed utilizing our technology. Additionally, CGI does not intend to establish an internal sales and marketing capability but will seek to rely on collaborative partners or distributor arrangements to market and sell any products developed utilizing its technology.

Uncertainty Regarding Patents and Proprietary Rights

               The Company's success will depend in part on CGI's ability to obtain and maintain patent protection for its technologies and to preserve its trade secrets. No assurance can be given that the patent applications will be approved or that any issued patents will provide competitive advantages or that its technologies will not be challenged or circumvented by competitors. Patent applications in the United States are maintained in secrecy until a patent issues, and it cannot be made certain that others have not filed patent applications for technology covered by the pending applications or that CGI was the first to file patent applications for such technology. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds or processes that may block CGI's patent rights or compete without infringing its patent rights. Additionally, there can be no assurance that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or commercial advantage to us.

               The pharmaceutical industry has experienced extensive litigation regarding patent and other intellectual property rights. Accordingly, we could incur substantial costs in defending ourselves in suits that may be brought against us claiming infringement of the patent rights of others or in asserting our patent rights in a suit against another party. We may also be required to participate in interference proceedings declared by the United States Patent and Trademark Office for the purpose of determining the priority of inventions in connection with our patent applications or other parties patent applications. Adverse determinations in litigation or interference proceedings could require us to seek licenses (which may not be available on commercially reasonable terms) or subject us to significant liabilities to third parties, and could therefore have a material adverse effect on us.

Product Liability

               The business involves exposure to potential product liability risks that are inherent in the production and manufacture of pharmaceutical products. Any such claims could have a material adverse effect on the Company. Although we intend to apply for product liability insurance, there can be no assurance that we will be able to obtain or maintain such insurance on acceptable terms, that we will be able to secure increased coverage as the commercialization of the RextenOX product or that any insurance will provide adequate protection against potential liabilities.

Dependence on Key Personnel

               Due to the specialized and sophisticated nature of the Company's business, it is highly dependent on the continued service of, and on its ability to attract and retain, qualified technical, marketing and managerial personnel. There can be no assurance that CGI will be able to continue to attract and retain qualified personnel necessary for the development of our business.


Item 3. Description of Property

               The Company presently occupies executive office space at 4201 Wilshire Boulevard, Suite 525, Los Angeles, California 90010. This space consists of 1,264 square feet of office space, leased for a term which expires on September 30, 2003 at $1,516.80 per month. Management believes that this arrangement will meet the Company's needs for the foreseeable future.

               The Company also leases research facilities at 1195 McDermott Drive, West Chester, Pennsylvania. This space consists of 3,000 square feet of laboratory space, leased for a term of 36 months at $3,586 per month. The Company performs preclinical research and development activities at this laboratory space.


Item 4. Security Ownership of Certain Beneficial Owners and Management

               (a) Security Ownership of Certain Beneficial Owners.

               The following table sets forth the security and beneficial ownership for each class of equity securities of the Company for any person who is known to be the beneficial owner of more than five (5%) percent of the Company.

                    Name and                 Amount and
                   Address of                Nature of
                   Beneficial                Beneficial           Percent
Title of Class       Owner                      Owner             of Class
--------------------------------------------------------------------------
Common         Ameridata Corp.                60,044,924           75.8%
               c/o 1900 Ave. of the Stars
               Suite 1635
               Los Angeles, CA

               Ridgeway Commercial             9,939,608           12.55%
               Ventures Ltd.
               60 Market Square
               PO Box 634
               Belize City, Belize


               As of May 31, 2001, the total of the Company's outstanding Common Shares are held by 571 equity holders (including Cede & Co. street held securities).

               (b) Security Ownership of Management.

               The following table sets forth the ownership for each class of equity securities of the Company owned beneficially and of record by all directors and officers of the Company.


                   Name and                 Amount and
                  Address of                Nature of
                  Beneficial                Beneficial           Percent
Title of Class       Owner                    Owner              of Class
-------------------------------------------------------------------------
Common              Lucille V. Abad              0                 0%

Common              Valentino Guzman             0                 0%

Common              All Officers and             0                 0%
                    Directors as a Group
                    (two [2] individuals)


Item 5. Directors, Executive Officers, Promoters and Control Persons.


               The directors and officers (and promoters, affiliates and control persons) of the Company are as follows:


               Name                                Age           Position
------------------------------------------------------------------------------------
               Lucille V. Abad                     40            Director/President

               Valentino Guzman                    38            Director/Secretary


               The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer and director of the Company.

        Set forth below are summaries of the business experience of the Directors and Officers of the Company for at least the last five years:

Resumes

                Lucille V. Abad

                Ms. Abad is a Director of the Company. She is a Senior Science Research Specialist at the Philippine Nuclear Research Institute
                (PNRI). She has been connected with the PNRI since December 1982. Her current researches include radiation vulcanization of natural rubber latex and radiation-induced graft polymerization of carrageenan for biomedical applications.

                Valentino Guzman

                Mr. Guzman is a Director and Secretary of the Company. He is Senior Partner at Guzman & Tanedo Law Offices. He has wide experience in litigating corporate, criminal, civil and administrative cases. From 1997 to 1999, he was litigation supervisor and junior partner at Medel, Macam, Tolentino, Pineda and Larcia Law Offices.


Conflicts of Interest

               The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies that may be engaged in business activities similar to those conducted by the Company. Accordingly, conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a policy of requiring a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's business operations.

               The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Item 6. Executive Compensation.

               The following table sets forth compensation paid or awarded to all officers and directors of the Company.


Name and                                                                 All Other
Principal Position                   Year     Salary     Bonus           Compensation
------------------                   ----     ------     -----           ------------
Lucille Abad                         2001     None       None            None

Valentino Guzman                     2001     None       None            None


        During the last three calendar years, only one of the Company's previously serving officers and directors received compensation for his services rendered to the Company. Vaclav Kirsner, who served as director and president of the company from January to April 2001, received an annual salary of $80,000. During the same period, the Company did not accrue compensation for any such persons pursuant to any agreement or otherwise.

Employment Agreements

               The Company has no employment agreements with any of its officers, directors or employees, except with Vaclav Kirsner, whose employment as CEO of the Company since January 2001 was terminated as of April 31, 2001. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.



Item 7. Certain Relationships and Related Transactions.

               There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.


Item 8. Description of Securities.

        The following statements constitute brief summaries of the Company's Articles of Incorporation and Bylaws. Such summaries do not purport to be fully complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws of the Company.

               The Company's authorized capital stock consists of 100,000,000 shares, par value $.001 per share. There are 79,198,734 Common Shares issued and outstanding as of May 31, 2001.

               All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.




                                     PART II

Item 1. Market Price for Common Equity and Related Stockholder Matters.

               (a) Market Price.

                      The Company's common stock is currently traded on the National Quotation Bureau LLC System (pink sheets) under the symbol "CKPT." It started trading in the pink sheets in August 2000.

                      The following table sets forth, for the periods indicated, the high and low closing bid prices for the common stock of the Company as reported on said system (or as may have been previously reported on the Over the Counter Bulletin Board System). The bid prices reflect inter-dealer quotations, do not include retail mark-ups, mark-downs or commissions, and do no necessarily reflect actual transactions.


               Date          Open           High Bid             Low Bid       Close
               ----------------------------------------------------------------------
               09/29/00      1.937          1.937                1.937          1.937
               12/29/00      7.00           7.00                 7.00           7.00
               04/3/01       3.00           3.00                 3.00           3.00


               On June 13, 2001, the high bid for the common stock of the Company was $1.050, and the low bid for the common stock of the Company was $1.010, closing at $1.010.

               The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

               For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

               For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

               (b) Holders.

               As of May 31, 2001, there were two hundred seventy six (276) holders of the Company's Common Stock.

               In January, 2000, the Company issued 487,500, adjusted for the one for twenty share reverse split of August 23, 2000, of its Common Stock for services rendered/in cancellation of indebtedness for said services. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

               In August, 2000, the Company issued 200,000, adjusted for the one for twenty share reverse split of August 23, 2000, of its Common Shares for cash. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Rule 504 of Regulation D of the rules and regulations promulgated under the Securities Act of 1933, as amended.

               In August, 2000, the Company issued 30,000,000 of its Common Shares in exchange for all of the issued and outstanding shares of stock of Checkpoint Genetics Group, Inc., a Nevada corporation. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

               In November, 2000, the Company issued 5,000,000 of its Common Shares in cancellation of indebtedness to Ridgeway Commercial Ventures, Ltd. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Regulation S of the Rules and Regulations promulgated under the Securities Act of 1933, as amended. In connection with said purchase, the purchaser agreed as follows:

                    (a) All offers and sales of the securities prior to the
                expiration of the distribution compliance period of Regulation S (Rule 901 and 905, and Preliminary Notes) shall have offering restrictions imposed;

                    (b) The offer or sale, if made prior to the expiration of a one-year distribution compliance period, is not made to a U.S. person or for the account or benefit of a U.S. person; and

                    (c) The offer or sale, if made prior to the expiration of a one-year distribution compliance period, will be made pursuant to the following conditions:

                         1. The purchaser of the securities (other than a
                    distributor) certifies that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person or is a U.S. person who purchased securities in a transaction that did not require registration under the Act.

                         2. The purchaser of the securities agrees to resell
                    such securities only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and agrees not to engage in hedging transactions with regard to such securities unless in compliance with the Act;

                         3. The securities of the Seller contain a legend to the
                    effect that transfer is prohibited except in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and that hedging transactions involving those securities may not be conducted unless in compliance with the Act; and

                         4. The Company is required, either by contract or a
                    provision in its bylaws, articles, charter or comparable document, to refuse to register any transfer of securities not made in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes) pursuant to registration under the Act, or pursuant to an available exemption from registration; provided, however, that if the securities are in bearer form or foreign law prevents the Seller from refusing to register securities transfers, other reasonable procedures are implemented to prevent any transfer of the securities not made in accordance with the provisions of this Regulation S.

                    (d) For offers and sales of equity securities of domestic
                issuers, not to engage in hedging transactions with regard to such securities prior to the expiration of the distribution compliance period specified in (a) above, unless in compliance with the Act.

               As of the date of this registration statement, the Company believes that 8,096,433 of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. (See "Item 4 - Recent Sales of Unregistered Securities.")

               (c) Dividends.

               The Company announced a one-for-one stock dividend to shareholders of record on March 5, 2001, effective March 16, 2001.


Item 2. Legal Proceedings.

               There is no litigation pending or threatened by or against the Company.


Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

               Darrell T. Schvaneveldt, C.P.A., Schvaneveldt and Company, 275 E. South Temple, Suite 300, Salt Lake City, Utah 84111, the principal accountant which had previously been engaged to audit registrant's financial statements passed away. On September 19, 2000, Josefina de la Cruz, CPA, A Professional Corporation, 2700 North Main St., Suite 900, Santa Ana, CA 92705 has been engaged to audit registrant's financial statements for the fiscal year ended December 31, 2000.

               There were no disagreements with the current auditor, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.


Item 4. Recent Sales of Unregistered Securities.

               In January, 2000, the Company issued 487,500, adjusted for the one for twenty share reverse split of August 23, 2000, of its Common Stock for services rendered/in cancellation of indebtedness for said services. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

               In August, 2000, the Company issued 200,000, adjusted for the one for twenty share reverse split of August 23, 2000, of its Common Shares for cash. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Rule 504 of Regulation D of the rules and regulations promulgated under the Securities Act of 1933, as amended.

               In August, 2000, the Company issued 30,000,000 of its Common Shares in exchange for all of the issued and outstanding shares of stock of Checkpoint Genetics Group, Inc., a Nevada corporation. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

               In November, 2000, the Company issued 5,000,000 of its Common Shares in cancellation of indebtedness to Ridgeway Commercial Ventures, Ltd. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Regulation S of the Rules and Regulations promulgated under the Securities Act of 1933, as amended. In connection with said purchase, the purchaser agreed as follows:

                    (a) All offers and sales of the securities prior to the
                expiration of the distribution compliance period of Regulation S (Rule 901 and 905, and Preliminary Notes) shall have offering restrictions imposed;

                    (b) The offer or sale, if made prior to the expiration of a one-year distribution compliance period, is not made to a U.S. person or for the account or benefit of a U.S. person; and

                    (c) The offer or sale, if made prior to the expiration of a one-year distribution compliance period, will be made pursuant to the following conditions:

                         1. The purchaser of the securities (other than a
                    distributor) certifies that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person or is a U.S. person who purchased securities in a transaction that did not require registration under the Act.

                         2. The purchaser of the securities agrees to resell
                    such securities only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and agrees not to engage in hedging transactions with regard to such securities unless in compliance with the Act;

                         3. The securities of the Seller contain a legend to the
                    effect that transfer is prohibited except in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and that hedging transactions involving those securities may not be conducted unless in compliance with the Act; and

                         4. The Company is required, either by contract or a
                    provision in its bylaws, articles, charter or comparable document, to refuse to register any transfer of securities not made in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes) pursuant to registration under the Act, or pursuant to an available exemption from registration; provided, however, that if the securities are in bearer form or foreign law prevents the Seller from refusing to register securities transfers, other reasonable procedures are implemented to prevent any transfer of the securities not made in accordance with the provisions of this Regulation S.

                    (d) For offers and sales of equity securities of domestic
                issuers, not to engage in hedging transactions with regard to such securities prior to the expiration of the distribution compliance period specified in (a) above, unless in compliance with the Act.

               As of the date of this registration statement, the Company believes that 8,096,433 of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

        In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in
Section 2(11), if six conditions are met:

        (1) Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

        (2) When restricted securities are sold, generally there must be a one-year holding period.

        (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

        (4) Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

        (5) Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

        (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

               The Company's transfer agent is the Nevada Agency and Trust Company, 50 West Liberty Street, Reno, Nevada 89501.


Item 5. Indemnification of Directors and Officers.

               Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                                    PART F/S

Financial Statements.

               The following financial statements for the year ended December 31, 1999 and the period ending December 31, 2000 are attached to this report and filed as a part thereof.

     1)        Table of Contents
     2)        Independent Auditors' Report
     3)        Balance Sheet - Assets
     4)        Balance Sheet - Liabilities and Stockholders' Equity
     5)        Statement of Operations
     6)        Statement of Changes in Stockholders' Equity
     7)        Statement of Cash Flows
     8)        Notes to Financial Statements

                  CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


                                TABLE OF CONTENTS


                                                                              PAGE (S)
                                                                              --------
Report of Independent Auditors                                                  1

Consolidated Balance Sheet                                                      2

Consolidated Statement of Operations                                            3

Consolidated Statement of Changes in Stockholders' Equity                       4

Consolidated Statement of Cash Flows                                            5

Notes to Financial Statements                                                   6 - 14

                  [JOSEFINA C. DE LA CRUZ, C.P.A. LETTERHEAD]


                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Checkpoint Genetics Pharmaceuticals, Inc. and Subsidiaries
Los Angeles, California

We have audited the accompanying consolidated balance sheet of Checkpoint Genetics Pharmaceuticals, Inc., (A Development Stage Company) and Subsidiaries, as of December 31, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Checkpoint Genetics Pharmaceuticals, Inc. (A Development Stage Company) and Subsidiaries as of December 31, 2000 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company has no established source of revenue. This raises some doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Josefina C. de la Cruz, CPA
A Professional Corporation

February 17, 2001

                  CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2000


                                     ASSETS

CURRENT ASSETS

       Cash                                                                      $   661,980
       Prepaid Expenses                                                               14,001
                                                                                 -----------

       Total Current Assets                                                          675,981
                                                                                 -----------

PROPERTY AND EQUIPMENT, net (Note 3)                                                  54,297
                                                                                 -----------

OTHER ASSETS

       Notes Receivable (Note 4)                                                     193,243
       Other Assets                                                                    8,756
                                                                                 -----------

       Total Other Assets                                                            201,999
                                                                                 -----------

TOTAL ASSETS                                                                     $   932,277
                                                                                 ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES (NOTE 5)

       Accounts Payable                                                          $    97,349
       Accrued Expenses                                                              150,432
       Taxes Payable                                                                  67,589
       Convertible Debenture                                                          76,062
       Other Note Payable                                                            134,974
                                                                                 -----------

       Total Current Liabilities                                                     526,406
                                                                                 -----------

LONG TERM LIABILITIES

       Advances From Shareholder (Note 6)                                            119,731

                                                                                 -----------
       Total Long Term Liabilities                                                   119,731
                                                                                 -----------

TOTAL LIABILITIES                                                                    646,137
                                                                                 -----------

MINORITY INTEREST (Note 7)                                                          (301,994)
                                                                                 -----------

STOCKHOLDERS' EQUITY (NOTE 8)

       Common Stock, $0.001 par value per share; 140,000,000 shares
          authorized 39,599,367 shares issued and outstanding                         39,599
       Paid-in Capital                                                             3,292,630
       Accumulated Deficit                                                        (2,744,095)
                                                                                 -----------

       Total Stockholders' Equity                                                    588,134
                                                                                 -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       $   932,277
                                                                                 ===========


          See accompanying notes to consolidated financial statements.

           CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


REVENUE                                                                $          -
                                                                       ------------

EXPENSES

       General , Administrative and Selling Expenses                        641,595
       Development Expenses                                                 108,540
       Depreciation and Amortization                                          9,548
                                                                       ------------

       TOTAL EXPENSES                                                       759,683
                                                                       ------------

NET OPERATING LOSS                                                         (759,683)
                                                                       ------------

OTHER INCOME (LOSS)

       Interest Income                                                        8,187
       Loss on disposal of asset                                             (2,248)
                                                                       ------------

       TOTAL OTHER INCOME                                                     5,939
                                                                       ------------

NET LOSS BEFORE MINORITY INTERESTS                                         (753,744)

MINORITY INTERESTS' SHARE OF LOSS                                          (257,759)
                                                                       ------------

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS                             $   (495,985)
                                                                       ============

NET LOSS PER COMMON SHARE

       Basic                                                           $     0.0125
                                                                       ============
       Diluted                                                         $     0.0125
                                                                       ============

WEIGHTED AVERAGE SHARES OUTSTANDING

       Basic                                                             39,599,367
                                                                       ============
       Diluted                                                           39,599,367
                                                                       ============


          See accompanying notes to consolidated financial statements.

           CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 2000


                                                                                   Additional                           Total
                                                      Common Stock                  Paid-in         Accumulated      Stockholders'
                                                 Shares           Amount            Capital           Deficit           Equity
                                              -----------       -----------       -----------       -----------      -------------
Balances,  January 1, 2000                      1,036,695       $    10,369       $ 1,806,800       $(2,248,110)      $(430,941.00)

Issuance of 9,750,000 shares of
   common stock for services
   on January 13, 2000                          9,750,000             9,750           240,250                 -           250,000

Share adjustment to reflect reverse
   stock split 1:20 on August 15, 2000        (10,247,360)          (19,580)           19,580                 -                 -
                                              -----------       -----------       -----------       -----------       -----------

Subtotal after stock split                        539,335               539         2,066,630        (2,248,110)         (180,941)

Fractional shares adjustment                           32                 -                 -                 -                 -

Issuance of 4,000,000 shares of
   common stock for $750,000 note
   per August 24, 2000 purchase
   agreement                                    4,000,000             4,000           746,000                 -           750,000

Issuance of 30,000,000 shares of
   common stock in exchange for
   15,000,000 shares of common stock
    of subsidiary on August 28, 2000           30,000,000            30,000           (15,000)                -            15,000

Issuance of 60,000  shares of
   common stock in exchange for
   services on September 25, 2000                  60,000                60                 -                 -                60

Issuance of 5,000,000  shares of
   common stock in exchange for
    $500,000 indebtedness
   on November 10, 2000                         5,000,000             5,000           495,000                 -           500,000

Net Loss for year ended
   December 31, 2000                                    -                 -                 -          (495,985)         (495,985)
                                              -----------       -----------       -----------       -----------       -----------


Balances, December 31, 2000                    39,599,367       $    39,599       $ 3,292,630       $(2,744,095)      $   588,134
                                              ===========       ===========       ===========       ===========       ===========


          See accompanying notes to consolidated financial statements.

                  CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


CASH FLOWS FROM OPERATING ACTIVITIES

        Net loss                                                       $  (495,985)
        Adjustment to reconcile net loss to net cash used
        in operating activities
             Depreciation and amortization                                   9,548
             Loss on disposal of asset                                       2,248
             Minority interest in net loss of subsidiaries                (257,759)
             Decrease (increase) in:
                 Accounts receivable                                        18,857
                 Prepaid expenses                                          (14,001)
             Increase (decrease) in:
                 Accounts payable                                          263,422
                 Accrued expenses                                           49,121
                 Taxes payable                                              22,728
                                                                       -----------

        Net Cash Used in Operating Activities                             (401,821)
                                                                       -----------

CASH FLOWS FROM INVESTING ACTIVITIES

        Increase in deposits                                                (8,980)
        Proceeds from sale of property                                      15,600
        Purchase of property and equipment                                 (49,041)
                                                                       -----------

        Net Cash Used in Investing Activities                              (42,421)
                                                                       -----------

CASH FLOWS FROM FINANCING ACTIVITIES

        Collection of note receivable                                      120,270
        Issuance of notes payable                                          977,257
        Payment of long-term debt                                          (18,857)
        Proceeds from issuance of common stock                              15,000
                                                                       -----------

        Net Cash Provided by Financing Activities                        1,093,670
                                                                       -----------

NET INCREASE IN CASH                                                       649,428

CASH, BEGINNING OF PERIOD                                                   12,552
                                                                       -----------

CASH, END OF PERIOD                                                    $   661,980
                                                                       ===========


          See accompanying notes to consolidated financial statements.

           CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 1 - ORGANIZATION AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated statements include the accounts of Checkpoint Genetics Pharmaceuticals, Inc. (the Company), and its Subsidiaries, Checkpoint Genetics Group, Inc. (CGGI), and Checkpoint Genetics, Inc. (CGI). All significant intercompany transactions have been eliminated in consolidation.

        The Company was organized on August 9, 1989 as Labco Pharmaceuticals Corporation under the laws of the state of Delaware. Pursuant to a Stock Exchange Agreement dated April 22, 1996, Labco Pharmaceuticals Corp. shareholders exchanged all of their outstanding shares of stock for 230,000 post split shares of stock of Parkside Industries, Inc., a publicly held Nevada Corporation. Parkside Industries, Inc. changed its name to Labco Pharmaceuticals Corp.

        Effective August 23, 2000, a certificate of amendment of its articles of incorporation was filed to change the Company name from Labco Pharmaceuticals Corporation to Checkpoint Genetics Pharmaceuticals, Inc.
        (CGPI). Effective August 28, 2000, CGPI issued 30,000,000 shares of common stock to the shareholders of Checkpoint Genetics Group, Inc.
        (CGGI), in exchange for their 100% interests in CGGI consisting of 15,000,000 common shares. Prior to the exchange, CGPI had no substantial operations, and under generally accepted accounting principles, the transaction was accounted for as a re-capitalization. Accordingly, there was no revaluation of assets or liabilities for financial statement accounting purposes. The consolidated financial statements reflect the above-mentioned reorganization similar to a pooling of interests, with assets and liabilities recorded at historical cost for financial reporting purposes. The consolidated financial statements incorporate the results of operations and assets and liabilities of CGPI and its Subsidiaries. CGGI is a wholly owned subsidiary of CGPI. CGGI owns 58% of the issued and outstanding shares of Checkpoint Genetics, Inc. (CGI), an operating company.

        CGI, a Pennsylvania corporation, was organized on October 10, 1995. It is engaged on the development of new drugs, primarily antioxidant prescription pharmaceuticals and nutritional supplements. The Company technology is based upon a pending U.S. and worldwide patent portfolio filed on February 9, 1999.

        The Company and its Subsidiaries are development stage companies as defined in Statement of Financial Accounting Standards No. 7, "Accounting for Development Stage Enterprises". Development stage activities include, but are not limited to efforts in raising capital, recruiting and establishing co-marketing relationship with pharmaceutical companies and developing markets.

           CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Consolidation Policy

                The consolidated financial statements include the accounts of the Company and all of its wholly owned and majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.
                Investments in unconsolidated affiliates are accounted for using the equity method when the Company owns at least 20% but no more than 50% of such affiliates. Under the equity method, the Company records its proportionate shares of profits and losses based on its percentage interest in earnings of companies 50% or less.


        Method of Accounting

                The Company and Subsidiaries prepare financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.


        Use of Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Management makes these estimated using the best information available at the time the estimates are made; however actual results could differ materially from these estimates.


        Cash and Cash Equivalents

                For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.


        Property and Equipment

                Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, as follows:


                   Office equipment                                5 years
                   Furniture and fixtures                          7 years
                   Automobiles                                     5 years

           CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



        Income taxes

                Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes that enactment date.


        Stock-based compensation

                Statement of Financial Accounting Standards No.123 (SFAS 123), "Accounting for Stock-Based Compensation" allows companies to choose whether to account for employee stock-based compensation on a fair value method, or to account for such compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ( APB 25), "Accounting for Stock Issued to Employees". The Company has chosen to account for employee stock-based compensation using APB 25.


        Comprehensive income

                The Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income, "on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. SFAS 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements.


        Earnings per share

                Basic earnings per share amounts are calculated using the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments such as options, warrants, and convertible securities, unless the effect is to reduce a loss or increase earnings per share.

           CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

        Reporting on Costs of Start-Up Activities

                Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities" provides guidance on the financial reporting of start-up costs to be expended as incurred. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.


        Segment reporting

                The Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information" on January 1, 1998. The Company's results of operations and financial position were not affected by implementation of SFAS 131 as it operates in only one segment.


        Pension and other post retirement benefits

                The Company adopted Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pensions and Other Post Retirement Benefits" on January 1, 1998. SFAS 132 requires comparative information for earlier years to be restated. The Company's results of operations and financial position were not affected by implementation of SFAS 132.


        Derivative Instruments and Hedging Activities

                Statement of Financial Accounting Standards Board No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS 133 also addresses the accounting for certain hedging activities. The Company currently does not have any derivative instrument nor is it engaged in hedging activities. Thus, the company does not believe implementation of SFAS 133 will have a material impact on its financial statement presentation or disclosures.

           CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 3 - PROPERTY AND EQUIPMENT, NET


        Property and equipment consists of the following at December 31, 2000:


Equipment                                $ 37,422
Furniture and fixtures                     24,152
                                         --------
Total property and equipment               61,574
Accumulated depreciation                   (7,277)
                                         --------
Property and equipment, net              $ 54,297
                                         ========


        Depreciation and amortization expense for year ended December 31, 2000 amounted to $9,324 and $224, respectively.


NOTE 4 - NOTES RECEIVABLE

        Notes receivable relating to stock purchase agreements as of December 31, 2000 amounting to $193,243 is payable on demand and non-interest bearing.


NOTE 5 - CURRENT LIABILITIES

        The breakdown of various liabilities attributed to the parent company,
        (CGPI) and its subsidiaries are as follows:


                                      CGPI           CGI          CGGI         Total
                                    --------      --------      --------      --------
Accounts payable                    $ 78,887      $ 16,572      $  1,890      $ 97,349
Accrued expenses                     133,707        16,725             -      $150,432
Taxes payable                         60,793         6,796             -        67,589
Notes payable                        134,974             -             -       134,974
Convertible debentures                76,062             -             -        76,062
                                    --------      --------      --------      --------

Total                               $484,423      $ 40,093      $  1,890      $526,406
                                    ========      ========      ========      ========

                  CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



        The liabilities of CGPI (formerly LABCO) are liabilities that have been long outstanding since 1993. Included in the accrued expenses are accrued taxes payable. LABCO did not pay payroll taxes for quarter periods in 1991, 1994, 1995 and 1997. Taxes payable per tax liens and penalties are $ 67,589 as of December 31, 2000. Tax assessments for succeeding years have not been received and therefore, tax deficiency assessments may increase the liability. Efforts have been initiated to coordinate, with the respective taxing authority for a possible payment arrangement to liquidate these payroll tax liabilities.

        The notes payable includes demand non-interest bearing notes totaling $134,974 due to four individuals that have been outstanding since 1996. As of December 31, 2000, no creditors have asserted and pursued collection of these notes.


NOTE 6 - RELATED PARTY TRANSACTIONS

        A shareholder, owning over 5% equity of CGI, has advanced funds to the Company for operations. Interest is payable at a rate of 1 % below prime. The note and any unpaid interest are due on demand. As of December 31, 2000, the outstanding advances from the shareholder amounted to $119,731.


NOTE 7 - MINORITY INTEREST

        CGPI owns 58% of its subsidiary, CGI. Minority interests in CGI is 42% consisting of 2,700,000 class B, common shares. Minority interests at December 31, 2000 consists of:


Common stock                        $     270
Paid-in capital                        50,000
Accumulated deficit                  (352,264)
                                    ---------
                                    $(301,994)
                                    =========


        The accumulated deficit of $352,264 includes $246,703 carryover of deficit when CGI was an S-corporation and prior to its acquisition by the Company.


NOTE 8 - STOCKHOLDERS' EQUITY

                      The Company has 140,000,000 authorized shares of common stock at $0.001 par value. As of January 1, 2000 there were 1,036,695 shares of common stock issued and outstanding. Subsequent changes to the capital structure is as follows:

           CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



                      (a) On January 13, 2000, 9,750,000 shares of common stock were issued for services of $250,000.

        (b) A reverse stock split of 1 for 10 was effected and the shares were retroactively stated on August 15, 2000 including fractional adjustment of 32 shares. There were 539,367 shares of common stock after the stock split.

        (c) Pursuant to stock purchase agreement on August 24, 2000, 4,000,000 shares were issued to Ridgeway Commercial Ventures in exchange for notes receivable of $750,000.

        (d) On August 28, 2000, pursuant to a stock exchange agreement, CGPI exchanged 30,000,000 shares of its common stock for 15,000,000 shares held by the shareholders of Checkpoint Genetics Group, Inc. (CGGI), representing 100% of the issued and outstanding common stock of CGGI.

        (e) On September 25, 2000, the Company issued 60,000 shares of its common stock to Cutler Law Groups for services amounting to $60.

        (f) On November 10, 2000, the Company entered into a stock purchase agreement with Ridgeway Commercial Ventures, Limited (Ridgeway), a foreign corporation, whereby 5,000,000 shares of the Company's common stock were issued in exchange for cancellation of indebtedness amounting to $0.10 per share, or $500,000.

                      At December 31, 2000, of the total issued and outstanding 39,599,367 shares, 4,004,644 are free trading and 35,594,723 are restricted shares.


NOTE 9 - LEASE COMMITMENTS

        The Company and its Subsidiaries lease their corporate headquarters under a month-to-month lease and operating leases that expire September 30, 2003. Rent expense for the year ended December 31, 2000 amounted to $22,558. Future minimum lease commitments under the operating leases for each of the next three years are as follows:


    Year               Amount
    ---               --------
    2001              $ 57,693
    2002                59,257
    2003                45,322

           CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 10 - INCOME TAXES

        The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carry forwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate, as follows:


                             Year of
    Year of Loss            Expiration     Amount           CGGI            CGI            Total
    ------------            ----------   ----------      ----------      ----------      ----------
December 31, 1991              2006      $  175,459               -               -      $  175,459
December 31, 1992              2007         123,685               -               -         123,685
December 31, 1993              2008         434,083               -               -         434,083
December 31, 1994              2009         139,261               -               -         139,261
December 31, 1995              2010         158,853               -               -         158,853
June 30, 1997                  2012         398,343               -               -         398,343
June 30, 1998                  2018         807,330               -               -         807,330
June 30, 1999                  2020          26,544               -               -          26,544
June 30, 2000                  2020         278,817               -               -         278,817
6 months ended
   December 31, 2000           2020         167,084               -               -         167,084
December 31, 2000              2020               -          16,701         250,678         267,379
                                         ----------      ----------      ----------      ----------
                                         $2,709,459      $   16,701      $  250,678      $2,976,838
                                         ==========      ==========      ==========      ==========


Current tax asset value of net operating loss carry
   forwards at current prevailing Federal Tax rate       $ 446,526
Valuation allowance                                       (446,526)
                                                         ---------
Net tax asset                                            $       -
                                                         =========

Current income tax expense                               $       -
                                                         =========

Deferred income tax benefit                              $       -
                                                         =========

           CHECKPOINT GENETICS PHARMACEUTICALS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 11 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                      Cash payments for interest for the year ended December 31, 2000 amounted to $3,793. There were no payments made for income taxes during the period. Non-cash investing and financing activities of the Company and its Subsidiaries, as summarized in Note 8, include:

        (a) Issuance of 4,000,000 shares of common stock in exchange for notes receivable of $750,000.

        (b) Issuance of 60,000 shares of common stock for services rendered, valued at $60.

        (c) Issuance of 9,750,000 shares of common stock for services amounting $250,000.

        (d) Issuance of 5,000,000 shares of common stock in exchange for cancellation of $500,000 debt.


NOTE 12 - GOING CONCERN

        The financial statements of the Company and its Subsidiaries are prepared using generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company and its Subsidiaries do not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. Current sources of funds for operating costs of the Company and its Subsidiaries are periodic funding of and advances from its investors. Funding from investors, however, have been set for a specified period, and after such period expires, the Company's only source of funds if it continues to have no source of revenues, would be advances from its investors.

                                    PART III



Item 1. Exhibit Index


Sequential
No.                                                                                       Page No.
---------------------------------------------------------------------------------------------------
(3)     Articles of Incorporation and Bylaws

               3.1            Articles of Incorporation of Parkside Industries,
                              Inc. filed April 2, 1996

               3.2            Articles of Merger of Parkside Industries, Inc.
                              (Utah) into Parkside Industries, Inc. (Nevada), filed April 23, 1996

               3.3            Certificate of Amendment of Articles of
                              Incorporation of Labco Pharmaceuticals Corporation filed August 23, 2000

               3.4            Bylaws


(4)     Form of Common Stock Certificate

(10)    Stock Exchange Agreement between Labco Pharmaceuticals, Checkpoint
        Genetics Group, Inc. and shareholders of CGGI
        (to be filed by amendment)

(21)    List of Subsidiaries

(23)    Consents - Experts

               23.1           Consent of Josefina De La Cruz, Certified Public
                              Accountant


                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: June 15, 2001          CHECKPOINT GENETICS PHARMACEUTICALS, INC.


                             By: /s/ Lucille Abad
                                 -------------------------------
                                 Lucille Abad
                                 Director/President

EX 3.1                    ARTICLES OF INCORPORATION
                                       OF
                 PARKSIDE INDUSTRIES, INC. FILED APRIL 2, 1996



EX 3.2                        ARTICLES OF MERGER
                                       OF
                        PARKSIDE INDUSTRIES, INC. (UTAH)
                 INTO PARKSIDE INDUSTRIES, INC. (NEVADA), FILED
                                 APRIL 23, 1996



EX 3.3                      CERTIFICATE OF AMENDMENT
                          OF ARTICLES OF INCORPORATION



EX 3.4                               BY-LAWS
                                       OF
                    CHECKPOINT GENETICS PHARMACEUTICALS, INC.







EX. 10                  Stock Exchange Agreement between
                       Labco Pharmaceuticals Corporation,
                         Checkpoint Genetics Group, Inc.
                            and shareholders of CGGI
                           (to be filed by amendment)




EX. 21                        List of Subsidiaries

                      Checkpoint Genetics Group, Inc.
                      4201 Wilshire Boulevard, Suite 525
                      Los Angeles, California 90010
                      Tel. No. (323) 954-9808

                      Checkpoint Genetics Inc.
                      1195 McDermott Drive
                      West Chester, PA 19380
                      Tel. No. (610) 696-3730




EX. 23.1                 CONSENT OF JOSEFINA DE LA CRUZ, CPA